Exhibit 99.1

September 7, 2016

Catalyst to launch new specialty product at Labelexpo Americas conference
Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) today announced that it is launching Glide Graphics at the Labelexpo Americas conference in Rosemont, Illinois, September 13-15, 2016.

Glide Graphics is the first in a series of release liner base papers for North American pressure sensitive markets. Catalyst will also be promoting its Oxford Cut and Stack and Pressure Sensitive papers at the conference.

Glide Graphics has been developed specifically for large-size graphic applications used in transportation, fleet and vehicle graphics, and commercial graphics.

Catalyst also produces Oxford C1S, a best-in-class coated one side paper available in a wide array of basis weights and designed to perform flawlessly in Cut and Stack, Commercial C1S & Lamination and Pressure Sensitive applications.

With decades of category experience, the Catalyst Label and Liner team, spearheaded by sector lead David Rosenthal and sales lead Matt Hickey, are excited to bring Glide Graphics to market and, in the near future, introduce a broader portfolio of release liner papers.

Catalyst Paper is a leader in sustainable business practices with a recognized track record of collaborating with environmental and community organizations to ensure wood fiber is sourced sustainably, and of minimizing the impact of our manufacturing footprint on the environment.

About Catalyst Paper

Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

For more information:
 Matt Hickey
Senior Director, Specialty Papers
(224) 307-2650
matt.hickey@catalystpaper.com